UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Terra Systems, Inc.


Common stock


CUSIP 88101A100

George W. Ford, Jr.
Terra Systems, Inc.
7001 South 900 East, Suite 260
Midvale, Utah 84047
(801) 208-1289


September 20, 2006


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box. ___









CUSIP No. 88101A100


1.
Names of Reporting Persons. I.R.S.
Identification Nos. of above persons
(entities only).


Reynold Roeder


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)



3.
SEC Use Only


4.
Source of Funds (See Instructions)
PF


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.
Citizenship or Place of Organization
USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power.



8.
Shared Voting Power   5,000,000



9.
Sole Dispositive Power



10.
Shared Dispositive Power    5,000,000


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
    5,000,000 owned jointly

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11)


14.
Type of Reporting Person (See Instructions)
IN



CUSIP No. 88101A100


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
(entities only).
Wendy Roeder


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)



3.
SEC Use Only


4.
Source of Funds (See Instructions)
PF


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.
Citizenship or Place of Organization
USA

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power.



8.
Shared Voting Power   5,000,000



9.
Sole Dispositive Power



10.
Shared Dispositive Power    5,000,000


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
5,000,000 owned jointly

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11)  11.8%


14.
Type of Reporting Person (See Instructions)
IN

Item 1.
Security and Issuer
                                Common stock.
                                Terra Systems, Inc.


Item 2.
Identity and Background

(a)
Reynold Roeder

(b)
805 SW Broadway, Suite 580
Portland, OR 97205

(c)
Chief Operating Officer
United Fund Advisors, LLC
805 SW Broadway, Suite 580
Portland, OR 97205

(d)
No.

(e)
No.

(f)
USA




(a)
Wendy Roeder

(b)
P.O. Box 91399
Portland, OR 97291

(c)
Assistant to U.S. Bankruptcy Trustee Thomas Ruan
P.O. Box 91399
Portland, OR 97291

(d)
No.

(e)
No.

(f)
USA




  Item 3.
Source and Amount of Funds or Other Consideration

Shares will be purchased with cash on hand.
Initially, 312,500 shares will be purchased for $62,500.
Purchasers have an option to purchase an additional 4,687,500 shares.
  Item 4.
Purpose of Transaction

(a)
No.

(b)
No.

(c )
No.

(d)
No.

(e)
No.

(f)
No.

(g)
No.

(h)
No.

(i)
No.

(j)
No.



  Item 5.
Interest in Securities of the Issuer

(a)
Reynold Roeder and Wendy Roeder together beneficially own 5,000,000 shares of common stock, which represent 10.55 % of the outstanding shares of common stock of the issuer. Reporting persons have already acquired 312,500 shares and have a right to acquire, pursuant to a Stock Purchase
Agreement, the remaining 4,687,500 of these 5,000,000 shares.

(b)
Reynold Roeder has no sole power with respect to any shares. He has shared power with Wendy Roeder to vote and to dispose or direct the disposition of 5,000,000 shares. Wendy Roeder has no sole power with respect to any shares. She has shared power with Reynold Roeder to vote and to dispose or direct the disposition of 5,000,000 shares.

(b)	None.
(c)	Not applicable.
(d)	Not applicable.






Item 6.
Contracts, Arrangements, Understandings
or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.
Material to Be Filed as Exhibits
                    Attached is the written agreement between Reynold Roeder and Wendy Roeder that this Schedule 13D shall be filed on behalf of each of them.






Signature
After reasonable inquiry and to the
best of my knowledge and belief,
I certify that the information set
forth in this statement is true,
complete and correct.


Date: September 27, 2006


Reynold Roeder__________
Reynold Roeder

Wendy Roeder_______________
Wendy Roeder



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